UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 26, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY’S SOUTH AFRICAN OPERATIONS’ HALF-YEAR RESULTS IN LINE WITH GUIDANCE; HIDDEN VALLEY’S GUIDANCE REVISED

Johannesburg, Wednesday, 26 January 2022. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) wishes to share an update on its production as at the end of December 2021 (“first 6 months of the financial year” or “H1FY22”) ahead of its interim results to be announced on 28 February 2022.

South African operations

Gold production for H1FY22 from the South African operations remains steady at 22,355 kilograms (718 726 ounces) compared to the 22,031 kilograms (708 310 ounces) produced during the previous six-month period ended 30 June 2021 (“comparable period”). These specific periods are being compared as they both include a full six-months’ production from Mponeng and related assets (“Mponeng”) whereas the six months ended 31 December 2020 (“H1FY21”) only included three months’ production from Mponeng.

Rand per kilogram costs for the South African operations remain broadly in-line with what was originally guided and remains unchanged at R765,000/kg to R800,000/kg.

Papua New Guinea – Hidden Valley mine

Gold production in H1FY22 at Hidden Valley was down 26% to 1,871 kilograms (60,153 ounces) against the comparable period as a result of geotechnical issues which prevented the effective mining of stage 6 of the open pit, resulting in more lower grade stockpiles being processed. Covid-19 related restrictions and rostering also had an impact on the workforce in Papua New Guinea further impacting production.

In addition, 6-kilometers of overland conveyor belt was damaged in early January 2022 and will be replaced. This will have a significant impact on full-year production at Hidden Valley. Waste and ore mining at the mine continues and trucks are being used to transport ore to the plant until the belt repairs are completed towards mid-March 2022. During this period, major scheduled maintenance work will be carried out on the process plant.

As a result, Hidden Valley’s production is revised downwards from 153,000 to 161,000 ounces (as previously guided) to 115,000 to 117,000 ounces for the financial year ending 30 June 2022 (“FY22”).

The modified guidance from Hidden Valley will result in a 4% adjustment to total production from 1.540 to 1.630 million ounces as guided at the beginning of FY22, to 1.480 to 1.560 million ounces. The overall all-in sustaining cost (“AISC”) has consequently been revised from R765,000/kg to R800,000/kg as previously guided to R805,000/kg to R835,000/kg for FY22.

Investors are reminded that guidance for our South African operations remains within the original cost range guided of between R765 000/kg to R800 000/kg.

Harmony’s interim results for the six months ended 31 December 2021 (“H1FY22”) will be released on both a virtual platform and in person (Covid-19 regulations permitting) on Monday, 28 February 2022.

Ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
26 January 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 26, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director